September 12, 2018

Re:	Sharing Economy International Inc. Preliminary Proxy Statement on Schedule 14A Filed August 9, 2018 File No. 001-34591

Mr. Thomas Jones

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Jones:

On behalf of Sharing Economy International Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated August 30, 2018 with respect to the Preliminary Proxy Statement on Schedule 14A, File No. 001-34591 (“Proxy Statement”) filed on August 9, 2018 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”), filed concurrently with the submission of this letter in response to the Staff’s comments.

PRE14A filed August 9, 2018

Approval of Amendment to Articles of Incorporation, page 11

1.	Disclose the number of common and preferred shares reserved for issuance pursuant to options, warrants, and other contractual commitments or arrangements, and the number of authorized and unissued shares that are not reserved for any specific use and are available for future issuance, before and after the increase in authorized shares. Also tell us when you filed with the Commission any certificates of designation regarding the preferred stock you have issued or have committed to issue.

Response – In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages 11 and 12 of the Revised Proxy Statement. In addition, the certificate of designation regarding the Company’s preferred stock was filed with the Securities and Exchange Commission on a Form 8-K on September 12, 2018.

2.	If shares other than those currently authorized are required for commitments or arrangements with the persons identified in Schedule 14A Item 5, please provide the disclosure required by Item 5.

Response – There are no shares, other than those currently authorized, that are required for commitments or arrangements with the persons identified in Schedule 14A Item 5.

3.	Provide us your analysis of how you complied with Schedule 14A Item 13.

Response – The inclusion or incorporation by reference of financial statements is not required pursuant to Schedule 14A Item 13, since the authorization to increase the Company’s common stock and preferred stock is not being sought in connection with an exchange, merger, consolidation, acquisition or similar transaction.

Please note that attached hereto as Exhibit A is the written acknowledgement by the Company. Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 30, 2018 with respect to the Preliminary Proxy Statement on Schedule 14A, File No. 001-34591 filed on August 9, 2018 by the Company, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

●	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sharing Economy International Inc.

By:	/s/ Jianhua Wu
Name:	Jianhua Wu
Title:	Chief Executive Officer